                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*

                     Government Technology Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.005 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  383750106
       -------------------------------------------------------------------
                                (CUSIP Number)

                               Edward H. Bersoff
         Chairman of the Board, President and Chief Executive Officer
                                   BTG, Inc.
                            3877 Fairfax Ridge Road
                         Fairfax, Virginia  22030-7448
                                (703) 383-8000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 12, 1998
       -------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                    ---------------------------
CUSIP No. -------------------                       Page 2 of 10 Pages
--------------------------------                    ---------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BTG, Inc.
     IRS #54-1194161

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                        (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
           OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Virginia

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                7   SOLE VOTING POWER
                         3,000,000
NUMBER OF       ---------------------------------------------------------------
 SHARES         ---------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY                0
  EACH          ---------------------------------------------------------------
REPORTING       ---------------------------------------------------------------
 PERSON         9   SOLE DISPOSITIVE POWER
  WITH                    3,000,000
                ---------------------------------------------------------------
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,000,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.8%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                      Page 3 of 10 pages


ITEM 1.    SECURITY AND ISSUER

           This statement on Schedule 13D (this "Statement") relates to shares of common stock (the "Common Stock"), par value $0.005 per share, of Government Technology Services, Inc., a Delaware corporation (the "Issuer"), and is being filed by BTG, Inc., a Virginia corporation ("BTG"). The principal executive offices of the Issuer are located at 4100 Lafayette Center Drive, Chantilly, Virginia 20151.

ITEM 2.    IDENTITY AND BACKGROUND

           This Statement is filed by and on behalf of BTG, a Virginia corporation. BTG is engaged in the information technology business and has its principal office at 3877 Fairfax Ridge Road, Fairfax, Virginia 22030-7448.

           The name, citizenship, business address, position and present principal occupation of each of the executive officers and directors of BTG (the "Executive Officers and Directors") are set forth in Schedule I of this Statement.

           During the last five years, neither BTG, nor, to the best knowledge of BTG, any of the persons named in Schedule I to this Statement, has or have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to an Asset Purchase Agreement dated as of February 12, 1998 (the "Asset Purchase Agreement"), among BTG, certain subsidiaries of BTG and the Issuer, BTG sold to the Issuer substantially all of the assets of the BTG division engaged in the business of reselling computer hardware, software and integrated systems to the federal government (the "Division"). The purchase price for the Division paid by the Issuer consisted of $7,825,265 in cash and 15,375 shares of 8% Cumulative Redeemable Convertible Preferred Stock, Series C, par value $0.25 per share, of the Issuer (the "Convertible Preferred Stock"). At closing, 13,837 shares of the Convertible Preferred Stock were issued and delivered to BTG, and 1,538 shares of the Convertible Preferred Stock were issued and delivered to Crestar Bank, as escrow agent (the "Escrow Agent") to hold in escrow for a period of one (1) year as security for BTG's indemnification obligations under the Asset Purchase Agreement. The terms and conditions of the escrow are governed by an Escrow Agreement dated as of February 12, 1998 (the "Escrow Agreement") among BTG, certain subsidiaries of BTG, the Issuer and the Escrow Agent.

           The rights, preferences and privileges of the Convertible Preferred Stock are set forth in a Certificate of Designation, Preferences and Rights of the Convertible Preferred Stock that was filed with the Delaware Secretary of State on February 12, 1998 (the "Certificate of Designation"). The Certificate of Designation provides that on the Conversion Date (as defined below), each outstanding share of Convertible Preferred Stock automatically converts into a number of shares of the Issuer's Common Stock based on a formula set forth in the Certificate of Designation. The "Conversion Date" is the date on which the Issuer files with the Delaware Secretary of State an amendment to its certificate of incorporation increasing the number of authorized shares of Common Stock from 10,000,000 to 20,000,000 (the "Charter Amendment").

           At the Annual Meeting of Stockholders of the Issuer held on May 12, 1998, the stockholders of the Issuer approved the Charter Amendment and the conversion of the Convertible Preferred Stock held by BTG into Common Stock in accordance with the Certificate of Designation. On May 12, 1998, the Charter Amendment was filed with the Delaware Secretary of State and the 15,375 shares of Convertible Preferred Stock issued pursuant to the Asset Purchase Agreement automatically converted into 3,000,000 shares of Common Stock. Pursuant to the Asset Purchase Agreement, 2,699,902 shares were deliverable to BTG, and 300,098 shares were deliverable to the Escrow Agent to hold in escrow pursuant to the terms and conditions of the Escrow Agreement (such shares of Common Stock held in escrow, the "Escrow Shares").

                                                           Page 4 of 10 pages

           The foregoing description of the Asset Purchase Agreement and Certificate of Designation is qualified in its entirety by reference to such agreement and certificate, copies of which are attached to BTG's Quarterly Report on Form 10-Q, filed with the Commission on February 23, 1998, which information is incorporated herein by reference. The foregoing description of the Escrow Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached to this Statement as Exhibit 1 hereto.

ITEM 4.    PURPOSE OF THE TRANSACTION

           The shares of the Convertible Preferred Stock were issued to BTG as part of the consideration for the Division transferred to the Issuer pursuant to the Asset Purchase Agreement. At the time of closing under the Asset Purchase Agreement, the Issuer did not have a sufficient number of authorized shares of Common Stock to permit the Issuer to issue 3,000,000 shares of Common Stock to BTG in exchange for the Division. As a result, the Issuer issued the Convertible Preferred Stock which automatically converted into Common Stock once the number of authorized shares of Common Stock was increased to permit the issuance of the 3,000,000 shares to BTG.

           Except as otherwise set forth in this Item 4, neither BTG nor, to the best knowledge of BTG, any of the Executive Officers and Directors have any present plans or proposals with respect to the Issuer which relate to or would result in any of the actions specified in subparagraphs (a) through (j) in Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) BTG beneficially owns 3,000,000 shares of Common Stock as of May 12, 1998, which shares represent approximately 30.8% of the outstanding shares of Common Stock as of May 12, 1998. The Escrow Shares are being held in escrow pursuant to the Escrow Agreement and are subject to the terms and conditions thereof.

           (b) BTG has sole voting and investment power with respect to 3,000,000 shares of Common Stock.

           (c) There have been no transactions in the Common Stock by BTG or, to the best knowledge of BTG, by any of the Executive Officers and Directors, during the past sixty (60) days.

           (d) Pursuant to the Escrow Agreement, any stock dividends paid on or other stock distributions in respect of the Escrow Shares with record dates coinciding with the dates such Escrow Shares are held in escrow will be paid to the Escrow Agent to hold in escrow will be deemed to be part of and will treated as, the Escrow Shares. Any cash dividends paid on or other cash distributions in respect of the Escrow Shares with record dates coinciding with the dates such Escrow Shares are held in escrow will be paid on behalf of BTG to NationsBank, N.A. ("NationsBank"), in accordance with instructions supplied by NationsBank. Any such cash dividends or distributions paid to NationsBank would be applied to outstanding obligations of BTG under an Amended and Restated Business Loan and Security Agreement dated as of October 13, 1997, as subsequently amended (the "Loan and Security Agreement"), among BTG, certain subsidiaries of BTG, the Lenders named therein and NationsBank, as agent for the Lenders. A copy of the Loan and Security Agreement is attached to BTG's registration statement on Form S-4 (File No. 333-40917), and is incorporated herein by reference.

               Except as otherwise set forth in this Item 5(d), no person other than BTG has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock to which this
Schedule 13D relates.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           At the closing under the Asset Purchase Agreement, BTG and the Issuer entered into a Standstill Agreement dated as of February 12, 1998 (the "Standstill Agreement") with respect to the shares of Convertible

                                                           Page 5 of 10 pages

Preferred Stock issued to BTG and the shares of Common Stock issuable upon conversion thereof. BTG agreed that while the Standstill Agreement remains in effect, it will not, nor will it permit any of its affiliates to, without the Issuer's prior consent, acquire, by purchase or otherwise, any beneficial ownership of Voting Securities (except by way of stock dividends or other distributions or offerings made available by the Issuer to holders of Voting Securities generally), if after such acquisition BTG and its affiliates would beneficially own in the aggregate more than 30.8% of the total combined voting power of the Voting Securities outstanding immediately following any such acquisition. "Voting Securities" means the Issuer's outstanding securities entitled to vote generally for the election of directors, including the Common Stock, or securities convertible into, or entitling the holder thereof to acquire such voting securities.

           BTG also agreed that while the Standstill Agreement remains in effect, it will not, nor will it permit any of its affiliates to, without the Issuer's prior consent: (a) deposit any Voting Securities in a voting trust or subject them to any arrangement or agreement with respect to the voting thereof;
(b) solicit proxies with respect to Voting Securities under any circumstance or become a participant in a solicitation in opposition to the recommendation of a majority of the Board of Directors of the Issuer with respect to any matter; provided that nothing in the Standstill Agreement prohibits BTG or any of its affiliates from soliciting proxies or becoming a participant in a solicitation in opposition to any proposal by the Issuer's Board of Directors which, if adopted, would adversely affect (i) the rights of BTG under the Standstill Agreement to designate a member of the Issuer's Board of Directors and to jointly designate another member with the Issuer; (c) initiate, propose or otherwise solicit stockholders for the approval of one or more proposals relating to the Issuer, or induce or attempt to induce any other person to initiate any stockholder proposal with respect to the Issuer; (d) join a partnership or other group or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of Voting Securities; or
(e) make any proposal to the Issuer's Board of Directors or otherwise with respect to the acquisition of any beneficial ownership of Voting Securities by BTG or any of its affiliates or with respect to a merger or consolidation with, or a sale of a substantial portion of the Issuer's assets to, BTG or any of its affiliates.

           In addition, BTG agreed that, while the Standstill Agreement remains in effect, it will not, nor will it permit any of its affiliates to, without the prior consent of the Issuer, transfer any Voting Securities, other than: (a) to a wholly owned subsidiary of BTG or by any such person to BTG; (b) pursuant to Rule 144 under the Securities Act of 1933, as amended; (c) pursuant to any tender offer or exchange offer recommended to the stockholders by the Issuer's Board of Directors; (d) pursuant to any public offering of Voting Securities (with certain exceptions); or (e) as a result of any pledge to a financial institution to secure a loan, or the foreclosure of any lien which may be placed on any Voting Securities.

           Under the Standstill Agreement, the Issuer has the option (the "Call Option") to repurchase all, but not less than all, of the Voting Securities beneficially owned by BTG and its affiliates if any of the following occurs: (a) the Continuing Directors (as defined below) of BTG fail to constitute a majority of the BTG board of directors; (b) no member of any slate of directors recommended by the BTG board is elected to the BTG board by the stockholders of BTG in any election; or (c) the BTG board approves, or BTG executes, an agreement providing for a merger or consolidation of BTG, a sale of substantially all of BTG's assets or any similar transaction (subject to certain exceptions). "Continuing Directors" means all persons serving as members of the BTG board of directors as of February 12, 1998, together with all other persons whose election to such board will subsequently be effected by, or recommended to, the stockholders of BTG by at least two-thirds of the Continuing Directors then in office.

           If the Issuer exercises the Call Option, the Issuer must do so within thirty (30) days after the occurrence of any of the triggering events described above and must pay an amount equal to the product of the number of shares of Common Stock or units of other Voting Securities to be repurchased and the Market Price (as defined below) of such securities on the settlement date. In lieu of promptly settling the exercise of the Call Option, the Issuer has the right to direct BTG to sell the Voting Securities covered thereby in open market transactions and BTG must do so as soon thereafter as reasonably practicable. The "Market Price" of any Voting Securities as of any date means the average of the closing price per share of Common Stock on the NASDAQ National Market for the ten (10) consecutive trading days prior to such date.

                                                           Page 6 of 10 pages

           The foregoing description of the Standstill Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached to BTG's Quarterly Report on Form 10-Q, filed with the Commission on February 23, 1998, and is incorporated herein by reference.

           Pursuant to an Amended and Restated Stock Security Agreement dated October 31, 1997, as amended by a First Modification to Amended and Restated Stock Security Agreement dated February 12, 1998 (collectively, the "Pledge Agreement"), BTG granted to NationsBank, as agent for the Lenders under the Loan and Security Agreement, a security interest in all of BTG's right, title and interest in and to, among other collateral, its capital stock of the Issuer, whether common and/or preferred, together with all conversion, voting or other rights appurtenant thereto, including, but not limited to, the right to receive dividends and/or other distributions payable to BTG by virtue of BTG's ownership of the Issuer's capital stock, and all proceeds thereof, additions thereto and substitutions thereof. BTG also agreed in the Pledge Agreement to, among other things, retain legal and beneficial ownership of the Common Stock and not sell, exchange, assign, loan, deliver, or mortgage or otherwise encumber or dispose of the Common Stock without the prior written consent of NationsBank. The foregoing description of the Pledge Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached to this Statement as Exhibit 2.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 1 Escrow Agreement dated as of February 12, 1998, among BTG, certain subsidiaries of BTG, the Issuer and the Escrow Agent.

           Exhibit 2 Amended and Restated Stock Security Agreement dated October 31, 1997, between BTG and NationsBank, as amended by a First Modification to Amended and Restated Stock Security Agreement dated February 12, 1998.

                                                           Page 7 of 10 pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 1998

                                    BTG, Inc.

                                    By:   /s/ Edward H. Bersoff
                                       -----------------------------------------
                                          Edward H. Bersoff
                                          President and Chief Executive Officer

                                                           Page 8 of 10 pages

                                   SCHEDULE I

           Set forth below is the name, position, present principal occupation and amount of beneficial interest in the Common Stock, if any, of the directors and executive officers of BTG, Inc. Except as set forth below, the business address of each of these persons is c/o BTG, Inc., 3877 Fairfax Ridge Road, Fairfax, Virginia, 22030-7448. Each such person is a citizen of the United States.

                 Directors and Executive Officers of BTG, Inc.

-----------------------------------------------------------------------------------------
                                                         Number of Shares
   Name and Position           Present Principal        Owned and Aggregate   Percentage
      at BTG, Inc.                 Occupation             Purchase Price        Interest
      ------------                 ----------             --------------        --------
Dr. Edward H. Bersoff     Chairman of the Board,              0                   N/A
                          President and Chief
                          Executive Officer

Donald M. Wallach         President of Wallach                0                   N/A
Director                  Associates, Inc.
                          6101 Executive Boulevard,
                          Suite 380
                          Rockville, MD 20852
                          (301) 231-9000

Dr. Ruth M. Davis         President and CEO of the            0                   N/A
Director                  Pymatuning Group, Inc.
                          4900 Seminary Road,
                          Suite 570
                          Alexandria, VA 22311
                          (703) 671-3500

Earle C. Williams         715 Potomac Knolls Drive            0                   N/A
Director                  McLean, VA 22102

Dr. Alan G. Merten        President of George Mason           0                   N/A
Director                  University
                          Mason Hall, Suite D103
                          4400 University Drive
                          Fairfax, VA 22030
                          (703) 993-8700

Raymond T. Tate           President of Raymond Tate           0                   N/A
Director                  Associates, Inc.
                          17929 Pond Road
                          Ashton, MD 20861
                          (301) 774-7131

Ronald L. Turner          Executive Vice President            0                   N/A
Director                  of Ceridian Corporation
                          8800 Queen Avenue, South
                          Bloomington, MN 55431
                          (612) 921-6097

                                                          Page 9 of 10 pages


Marilynn D. Bersoff       Senior Vice President,              0                   N/A
                          Administration and
                          Secretary

Clifton Y. Bumgardner     Senior Vice President,              0                   N/A
                          Chief Technical Officer

John Littley, III         Senior Vice President,              0                   N/A

Randall C. Fuerst         Senior Vice President,              0                   N/A
                          General Manager Systems
                          Engineering Business Unit

Linda Hill                Senior Vice President               0                   N/A

Peter F. DiGiammarino     Senior Vice President               0                   N/A

Albert E. Mazei           Senior Vice President               0                   N/A

Todd A. Stottlemyer       Senior Vice President               0                   N/A

                                                          Page 10 of 10 pages

                                  EXHIBIT INDEX

           Exhibit 1 Escrow Agreement dated as of February 12, 1998, among BTG, certain subsidiaries of BTG, the Issuer and the Escrow Agent.

           Exhibit 2 Amended and Restated Stock Security Agreement dated October 31, 1997, between BTG and NationsBank, as amended by a First Modification to Amended and Restated Stock Security Agreement dated February 12, 1998.